Exhibit 1.01
CONFLICT MINERALS REPORT
Markel Group Inc. has included this Conflict Minerals Report as an exhibit to our Form SD for 2022 as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”. The date of filing of this Conflict Minerals Report is May 31, 2023.
Unless the context indicates otherwise, the terms “we,” “its,” “us” and “our” refer to Markel Group Inc. and its consolidated subsidiaries. As used herein, “Conflict Minerals” or “3TG” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals.
Forward-Looking Statements
This document contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words, such as “intend” and the like, or the use of future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the steps that we intend to take to mitigate the risk that our necessary 3TG finance or benefit armed groups.
Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not limited to, (1) the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all and (2) political and regulatory developments, whether in the Democratic Republic of the Congo (“DRC”) region, the United States or elsewhere. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this document. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of filing of this document or to reflect the occurrence of unanticipated events.
Limited Applicability of the Conflict Minerals Rule to Our Company; Our Responsible Sourcing Commitment
We are a diverse financial holding company serving a variety of niche markets. Our principal business markets and underwrites specialty insurance products. Therefore, a significant portion of our business activities do not involve manufacturing or contracting to manufacture products that contain 3TG. Through our wholly owned subsidiary Markel Ventures, Inc. (“Markel Ventures”), we own interests in various businesses that operate outside of the specialty insurance marketplace. The Markel Ventures operations include a diverse portfolio of businesses from different industries that offer various types of products and services to businesses and consumers.

We are subject to the Conflict Minerals Rule because some products manufactured by certain of the Markel Ventures manufacturing businesses contain 3TG that are necessary to the functionality or production of the manufactured products. However, we are not a significant user of 3TG. We strongly disapprove of the violence in the DRC and adjoining countries and are committed to understanding our supply chain of 3TG. We are also committed to exercising due diligence on the source and chain of custody of any 3TG that conforms to a nationally or internationally recognized framework, and we take seriously our compliance obligations under the Conflict Minerals Rule. We do not seek to embargo the sourcing of 3TG from the DRC region.
We do not directly source 3TG from mines, smelters or refiners, and we believe that we are in most cases many levels removed from these market participants. However, through the efforts described in this Conflict Minerals Report, we seek to ensure that our sourcing practices are consistent with our position on 3TG sourcing discussed above.
Reasonable Country of Origin Inquiry Information
As required by the Conflict Minerals Rule, for 2022, we conducted a “reasonable country of origin inquiry.” For our reasonable country of origin inquiry, to the extent applicable, we utilized the same processes and procedures as for our due diligence program described below, in particular Steps 1 and 2 of the OECD Guidance (as defined below).
Our outreach included over 1,000 suppliers (the “Suppliers”) that we identified as having provided us, or that we believe may have provided us, with components, parts or ingredients that contain 3TG that are necessary to the functionality or production of our products. The number of suppliers we survey each year fluctuates based on sourcing, prior survey responses, and other factors. We determined which of our products were potentially in-scope for purposes of the Conflict Minerals Rule through product specifications, visual inspection, Supplier inquiries and other information known to us.
Pursuant to the Conflict Minerals Rule, based on the results of our reasonable country of origin inquiry, we were required to conduct due diligence for 2022. These due diligence efforts are discussed below.
Due Diligence Program Design
Design Framework
We have designed our due diligence measures relating to 3TG to conform with, in all material respects, the criteria set forth in the OECD Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, as supplemented by the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold, Third Edition 2016 (collectively, the “OECD Guidance”).

Elements of Design Framework
Elements of our program design are discussed below. Selected due diligence measures that we took in respect of 2022 are discussed under “Due Diligence Program Execution.”
1.Internal Operating Processes. We have internal operating processes for all business units that are affected by 3TG. The processes involve the identification of in-scope products and Suppliers of those products, communication with and inquiries made of the Suppliers and reporting the results of Supplier communication and inquiries to certain members of Markel Ventures senior leadership. We also have an internal team charged with compliance with the Conflict Minerals Rule including operations personnel at each of the affected business units, as well as legal and management personnel. This team is responsible for collecting and reviewing information from Suppliers and preparing our filing.
2.Risk Assessment & Risk Mitigation. As part of our internal operating processes relating to 3TG compliance, our separate manufacturing businesses with potentially in-scope products handle relationships with Suppliers on an individual basis given the different types of products they manufacture. For example, Suppliers for one of our manufacturing businesses are required to acknowledge a requirement to cooperate in our 3TG reporting, and Suppliers in another manufacturing business are provided with a statement on 3TG reporting encouraging awareness of and compliance with the requirements. In addition, we have developed standard forms across all our manufacturing businesses with potentially in-scope products for contacting Suppliers that ask the third parties to confirm whether their applicable parts, materials or components contain 3TG, and, if so, the origin of such 3TG. In some cases, Suppliers respond on the standard forms provided and in other cases, the Responsible Minerals Initiative Conflict Minerals Reporting Templates and explanatory letters were provided as responses. Responses to these inquiries are reviewed and retained for at least five (5) years as part of our internal operating procedures. In certain cases, personnel at the affected business units follow up with Suppliers who do not initially provide sufficient information. Our manufacturing businesses with in-scope products address identified risks on a case-by-case basis. This flexible approach enables us to tailor the response to the risks identified. We employ an alertline as a grievance mechanism for any issues identified in the supply chain by participants in this process or other stakeholders.
3.Smelter/Refiner’s Due Diligence Practices. We do not directly source 3TG from mines, smelters or refiners, and we further believe that we are many levels removed from these market participants. Given our positioning in the supply chain, we do not perform direct audits of mines, smelters or refiners and we rely on cross industry initiatives such as the Responsible Minerals Initiative (formerly Conflict Free Sourcing Initiative) for such due diligence.
4.Annual Reporting on Supply Chain Due Diligence. This Conflict Minerals Report is our annual report on supply chain 3TG due diligence.

Due Diligence Program Execution
In furtherance of our 3TG due diligence, we performed the following due diligence measures in respect of the 2022 compliance period:
1.We sent requests to Suppliers to provide us with information, through the completion of our questionnaire, concerning the potential usage and source of 3TG in the parts, materials or components that they sell to us, as well as information concerning their related compliance efforts. We also accepted responses submitted on the Responsible Minerals Initiative Conflict Minerals Reporting Template, in letter form, or in a policy statement.
2.We followed up by email or phone with certain Suppliers that did not provide a response within the specified time frame.
3.We reviewed the completed responses received from the Suppliers based on our internal review criteria to identify incomplete responses, potential errors and inaccuracies.
4.Our internal compliance team reported the findings of its supply chain risk assessment to senior leadership.
Product Status and Information
For 2022, the following categories of products, which include all of our in-scope products, had 3TG of undetermined origin: (1) portable dredges; (2) industrial baking and food processing equipment; (3) laminated furniture products; (4) over-the-road automobile transport equipment; (5) tube trailers and (6) hardware for handbags. Not all of our products in these categories contained necessary 3TG. Accordingly, only a portion of the products in these categories were in-scope for purposes of our compliance.
We endeavored to determine the mine, smelter or refiner location of origin of the 3TG contained in our in-scope products by requesting that the Suppliers provide us with a completed response to our written inquiry and through the other efforts described in this Conflict Minerals Report. However, many Suppliers that responded that their products contained 3TG provided data only with respect to that individual Supplier’s overall 3TG sourcing and not with respect to the products they supplied directly to us. Based on the information we received and the due diligence performed, our results were either inconclusive as to whether any of our products contain 3TG from the DRC region or, if from a DRC region, were: 1) sourced from a smelter that has been verified by a third party audit, 2) subject to a Supplier commitment for conflict-free sourcing, and/or 3) subject to on-going Supplier diligence to confirm sourcing.
In the instances where Suppliers provided 3TG data at the product level and their supplier due diligence was completed and the smelters or refiners known, the smelters or refiners identified were identified as either: 1) being part of the CFSI Conflict Free Smelter Program or the Responsible Minerals Assurance Process (RMAP) audits; 2) requiring direct suppliers to source from smelters whose due diligence practices have been verified by an independent third party audit program, or 3) requiring direct suppliers to agree to source only from conflict free sources.

Future Risk Mitigation Efforts
We intend to continue to engage with Suppliers that provided incomplete responses or that did not provide responses for previous years to help ensure that they provide requested information.